SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of July, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT (“CNPJ”) No. 33.700.394/0001 - 40
NIRE 35300102771

PUBLICLY- HELD COMPANY

SUMMARY MINUTES  OF  THE EXTRAORDINARY SHAREHOLDERS’ MEETING HELD  ON JULY 16TH, 2008.

VENUE AND TIME:  Av. Eusébio Matoso, No. 891, ground floor, in the city of São Paulo, State of São Paulo, at 2:30 pm.

PRESIDING BOARD:    Israel Vainboim – Chairman
Claudia Politanski – Secretary

QUORUM:    Shareholders  representing  more  than  2/3 of  the  voting capital.

CALL NOTICE:  Published in the State of São Paulo Official Gazette, editions of July 1st, 2nd and 3rd 2008, on pages 12, 14 and 10, respectively, and in Valor Econômico newspaper, editions of July 1st, 2nd and 3rd 2008, on pages D3, C3 and D7, respectively.

RESOLUTIONS UNANIMOUSLY APPROVED BY THOSE PRESENT

Approved, pursuant to the terms proposed by the Board of Directors in the meetings held on May 29, 2008, June 26, 2008 and June 30, 2008:

1. Capitalization of Reserves and Bonus Stock

1.1. Capitalization of Reserves: approved the corporate capital increase in the amount of R$3,000,000,000.00   (three  billion  Reais),  thereby  increasing  the  overall  corporate capital  from R$8,000,000,000.00   (eight  billion  Reais) to R$11,000,000,000.00   (eleven billion Reais), through the capitalization of the funds registered in the Reserve designed to assure the company maintains adequate operational margins.

1.2.  Bonus stock at a 10% rate: the increase of the corporate capital shall be accomplished with the issuance of shares to be delivered, on a free basis, as a bonus,  to the shareholders holding shares in the Record Date in the proportion of one (1) new share of the same type, for each ten (10) shares owned.

1.2.1.  Considering that a similar  resolution will be analyzed by the Extraordinary Shareholders’  Meeting of  Unibanco  Holdings S.A.  (“Unibanco  Holdings”) to  be  held today, it is hereby approved that, in the event this proposal is approved by Unibanco Holdings, the shareholders holding Units shall receive, for each ten (10) Units held, one (1) additional Unit, as a bonus.

1.2.2. Besides, regarding the GDSs, it is hereby approved that the shareholders holding GDSs shall receive, for each ten (10) GDSs held, one (1) additional GDS, as a bonus.

1.3. Number of shares to be issued: Pursuant to the terms proposed by the Board of Directors,  with  the  modifications  herein  approved  by  the  shareholders, it is  hereby approved  that,  as a  result  of  the  bonus  stock, it  will  be  issued  280,775,580  (two hundred  and  eighty  million,  seven  hundred  and  seventy  five  thousand,  five  hundred and eighty) new shares, of which 151,131,633 (one hundred and fifty one million, one hundred  and  thirty  one  thousand,  six  hundred  and  thirty  three)  are  common  shares and  129,643,947  (one  hundred and twenty nine million, six hundred and forty  three thousand, nine hundred and forty seven) are preferred shares. It is also approved that treasury stocks shall also received bonus, subject to a favorable decision of the Brazilian  Securities  Exchange  Commission (Comissão de  Valores  Mobiliários - “CVM”) regarding the possibility of such bonus, in the terms of the consultation addressed to CVM on July 7, 2008. In the event CVM give an adverse opinion about such possibility, the Board of Director shall determine, considering the outstanding number of shares in the Record Date, the number of shares to be issued as a result of the bonus and the new number of shares that shall constitute the corporate capital of the Company.

1.4. Record Date: Considering that in addition to the consultation to CVM mentioned above, the resolutions above shall also be subject to the prior approval of the Central Bank of  Brazil,  the  Record  Date  for  the  right to  the  bonus  shall  be  released  by  the Company, by  means of a  Company’s announcement, after the manifestation of both governmental agencies. Therefore, the existing shares of the Company shall keep being negotiated  with  the  right to  the  bonus  until  the  date is  properly  informed  and  only after such date the shares shall be negotiated ex- rights to the bonus.

1.5. Unitary  Cost:  the  unitary  cost  that  will  be  ascribed to  the  new  shares,  for  the purposes of the provisions of the 1st paragraph of Article 25 of the Normative Instruction No. 25/2001, of the Brazilian Federal Revenue Secretary, shall be of R$10.685451. In the event the number of shares to be issued in connection with the  bonus suffer an alteration, in accordance with item 1.3 above, the unitary cost of the new shares shall be adjusted to the number of shares actually issued, being informed to the shareholders trough a Company’s announcement.

1.6.  Fractional Stocks: The bonus stock shall be carried out in whole numbers, provided that the rests resulting from fractional stocks shall be grouped and sold in the São Paulo Stock Exchange. It is hereby approved that the appraised amount shall be made available to the shareholders that, in the Record Date, are enrolled as owners of shares.

2. Increase of the authorized capital

2.1.  As a result of the resolutions above, that shall increase the  number of the outstanding shares of the Company, it is approved the increase of the number of the shares  that  are  part of  the  Company’s  authorized  capital in a  number  equal to  the shares to be issued pursuant to the bonus.

2.2. Therefore, and subject to the CVM’s approval about the consultation addressed to it, as described in item 1.3 above, the limit of shares that can be issued by means of a resolution of the Board of Directors of the Company shall go from the current 2,350,852,743 (two billion, three hundred and fifty million, eight hundred and fifty two thousand, seven hundred and forty three) common or preferred shares up to 2,631,628,323 (two billion, six hundred and thirty one million, six hundred and twenty eight thousand, three hundred and twenty three) common or preferred shares.

3. Amendment of the caput and the first paragraph of Article 4 of the By- Laws

3.1. According to the resolutions above, the caput and the first paragraph of Article 4 of the By- Laws shall be effective with the following wording:

“Article 4: The capital stock is R$ 11,000,000,000.00 (eleven billion Reais) divided into 3,088,531,388 (three billion, eighty eight million, five hundred and thirty one thousand  and  three  hundred  and  eighty  eight)  registered  shares,  with  no  par value, of which 1,662,447,969 (one billion, six hundred and sixty two million, four hundred  and  forty  seven  thousand,  nine  hundred  and  sixty  nine)  are  common shares  and  1,426,083,419  (one  billion,  four  hundred  and  twenty  six  million, eighty three thousand, four hundred and nineteen) are preferred shares.

First  Paragraph:  UNIBANCO is  authorized to  increase,  without  amending  these By- laws, the corporate capital up to more 2,631,628,323 (two billion, six hundred and  thirty  one  million,  six  hundred  and  twenty  eight  thousand,  three  hundred  and twenty three) additional common or preferred shares, subject to the following rules:”

3.2. In  the  case of a  change in  the  number of  shares to  be  issued as a  result of  the bonus, pursuant to the provisions of item 1.3 above, the caput and the first paragraph of Article 4 of the By- Laws shall be adjusted in the next Shareholders’ Meeting of the Company.

4. Improvement of the Corporate Purpose

In  view of  the  Brazilian  Central  Bank  request,  that  the  Company  should  update  its corporate purpose in order to reflect its condition of a multiservice bank, it is hereby approved  the  proposal  to  improve  the  wording  given  to  the  Company’s  corporate purpose, so that Article 2 of the By- Laws becomes effective with the following wording:

“Article 2:  The  corporate  purpose  of  UNIBANCO is  general  banking  services, including currency exchange transactions, in which multiservice banks are allowed  to  engage,  being  also  authorized  to  participate in  other  companies, pursuant to the applicable legal and statutory provisions.”

5. Consolidation of the By- laws

It is hereby approved the consolidation of the By- Laws, including the alterations approved in  items 3  and 4  above,  which  shall  be  effective in  accordance  with  the wording given in Annex I attached hereto.

6. Appointment of member to the Audit Committee

Appointed to the Audit Committee, with term of office until the Annual Shareholders’ Meeting to be held in 2009, Mr. ALKIMAR RIBEIRO MOURA, Brazilian, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Rua João Alberto Moreira, No. 98, bearer of the identity card RG No. 5.342.714 SSP/SP and enrolled with the Individual Taxpayer’s Registry CPF/MF under No. 031.077.288 - 53.

The term of office of the members of the Audit Committee, appointed in the Annual Shareholders’  Meeting  held  on  April  30,  2004,  Mrs.  Gabriel  Jorge  Ferreira,  Eduardo Augusto de Almeida Guimarães e Guy Almeida Andrade, and in the Annual Shareholders’  Meeting  held  on  March  21st,  2007,  Mr.  Israel  Vainboim,  shall  remain without any modification, ending also in the date of the 2009 Ordinary Shareholders’ Meeting.

FILED DOCUMENTS:  The proposals of the Board of Directors were filled in the Company’s head offices.

BOARD OF AUDITORS:  There  was  no  manifestation of  the  Board of  Auditors since it currently is not operating.

  São Paulo, July 16, 2008.

(aa)  Israel Vainboim - Chairman
Claudia Politanski - Secretary

ATTENDING SHAREHOLDERS: p/ UNIBANCO HOLDINGS S.A. – Geraldo Travaglia Filho and José Lucas Ferreira de Melo – Officers; GERALDO TRAVAGLIA FILHO; JOSÉ LUCAS FERREIRA  DE  MELO;  MAUR¥CIO  FERREIRA  DE  SOUZA;  MAURO  AGONILHA;  REGINA LONGO SANCHEZ; LEILA CRISTIANE BARBOZA BRAGA DE MELO; p.p. TEACHER RETIREMENT SYSTEM OF TEXAS – George Washington Tenório Marcelino – attorney in fact; ISRAEL VAINBOIM and CLAUDIA POLITANSKI

This minute is an exact copy of the original transcribed in the book of the minutes of the shareholders’ meeting, being authorized its publication.

São Paulo, July 16, 2008.

____________________________________     ____________________________________

ANNEX I

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE BY- LAWS

CHAPTER I

Name, Head Office, Purpose and Term

Article 1: UNIBANCO- UNIÃO DE BANCOS BRASILEIROS S.A., with head offices and legal venue in the City of São Paulo, State of São Paulo, hereinafter referred to as UNIBANCO, shall be governed by these corporate By- laws and by the applicable legal provisions.

Article 2: The corporate purpose of UNIBANCO is general banking services, including currency  exchange  transactions, in  which  multiservice  banks  are  allowed to  engage, being  also  authorized to  participate in  other  companies,  pursuant to  the  applicable legal and statutory provisions.

Sole Paragraph: UNIBANCO shall not:

a) acquire real property not intended for its own use, except in the cases permitted by law or regulations.

b) issue debentures or founder shares (partes beneficiárias).

Article 3: UNIBANCO shall exist for an indefinite period of time.

CHAPTER II

Capital Stock and Shares

Article 4: The capital stock is R$ 11,000,000,000.00 (eleven billion Reais) divided into 3,088,531,388 (three billion, eighty eight million, five hundred and thirty one thousand and  three  hundred  and  eighty  eight)  registered  shares,  with  no  par  value, of  which 1,662,447,969 (one billion, six hundred and sixty two million, four hundred and forty seven thousand, nine hundred and sixty nine) are common shares and 1,426,083,419 (one billion, four hundred and twenty six million, eighty three thousand, four hundred and nineteen) are preferred shares.

First  Paragraph:  UNIBANCO is  authorized to  increase,  without  amending  these  Bylaws,  the  corporate  capital  up to  more  2,631,628,323  (two  billion,  six  hundred  and thirty one million, six hundred and twenty eight thousand, three hundred and twenty three) additional common or preferred shares, subject to the following rules:

a)  the  Board of  Directors  shall  have  the  power to  determine  the  issuance of  shares and/or subscription warrants and on conditions thereof;

b) the issuance of common or preferred shares may be conducted without maintaining proportion between those two types of shares; and

c) the issuance of preferred shares shall be subject to the limits established by law.

Second Paragraph: – The issuance of shares or subscription warrants to be sold in the Stock  Exchanges or  for  public  subscription, as  well as  for  the  acquisition of  control through the swap of shares in a public offer, if previously authorized by the competent authorities,  may  be  carried  out  with a  reduction  of  the  term  for  the  exercise  of preemptive rights, or with the exclusion of such rights, at the discretion of the Board of Directors, which may, furthermore, grant to the shareholders priority in the subscription of shares of one or both types.

Third Paragraph: UNIBANCO may, upon authorization by the Board of Directors, purchase its own shares to be cancelled or maintained in treasury for subsequent sale, in accordance with the applicable legal and statutory provisions.

Fourth Paragraph: Without any impairment of rights and restrictions set forth in this Article, all  the  shares of  UNIBANCO  shall  be in  book- entry  form  and  shall  remain in deposit accounts in the name of their holders, without the issuance of share certificates, in accordance with Articles 34 and 35 of Law No. 6,404, of December 15, 1976, and the shareholders may be required to pay the fees mentioned in Article 35, Third Paragraph, of the aforementioned law.

Fifth Paragraph: Within the limits of the authorized capital and in accordance with a plan  approved  by  the  General  Shareholders  Meeting,  UNIBANCO  may  grant  stock options to its managers and employees, as well as to the managers and employees of the companies controlled by it.

Article 5:  The  preferred  shares are not entitled to voting rights, are not convertible into  common  shares,  and  are  not  subject to  Article  111,  First  Paragraph, of  Law  No. 6,404 of December 15, 1976 and shall be entitled to the following advantages:

a) participation in the net profits of each fiscal year, in an amount that shall ensure to each preferred share an yearly dividend 10% (ten percent) higher than the one distributed to each common share;

b) priority in the reimbursement of capital, in case the company is liquidated, up to the amount represented by such shares in the capital stock; and

c) participation, under the same conditions as the common shares, in capital increases resulting from the capitalization of monetary restatement, reserves and profits.

Article 6:  UNIBANCO  may,  upon  notice to  the  Stock  Exchanges  where its  shares  are traded  and  upon  publication of  announcements,  suspend  the  transfer of  shares  for periods  not  longer  than  15  (fifteen)  days  each,  and  not  to  exceed  90  days in  the aggregate during a year.

Article 7:  UNIBANCO  may,  pursuant  to  these  By- laws  and in  accordance  with  the applicable  regulations,  issue  Share  Deposit  Certificates,  hereinafter  referred  to  as UNITS, which represent preferred shares with no voting rights, deposited at UNIBANCO, and issued by:

a) UNIBANCO; and

b) UNIBANCO HOLDINGS S.A., a publicly held company, with head offices in the City of São  Paulo,  capital of  the  State of  São  Paulo,  registered  under  Corporate  Taxpayers Enrollment (“CNPJ”) under No. 00.022.034/0001 - 87, hereinafter referred to as HOLDINGS.

First Paragraph: For the purposes of this article, each deposited preferred share issued by  UNIBANCO  shall  correspond to a  concomitant  deposit of  one  class  “B”  preferred share issued by HOLDINGS.

Second  Paragraph:  Only  shares  which  are  free of  any  burdens,  liens or  any  type of encumbrance that may preclude the free delivery thereof to the holders of the UNITS may be deposited for conversion into UNITS.

Article 8:  The  shareholders of  UNIBANCO  may,  pursuant to  Articles 9,  10  and  11 of these By- laws, convert their shares into UNITS, according to the terms and conditions established by its Board of Directors, set forth in a notice to the shareholders which shall inform the shareholders about the conversion procedures.

Article 9: From the issue date of the Units, the shares represented by such UNITS:

a)  shall  be  registered in a  deposit  account  linked to  the  UNITS,  and  their  ownership may  only  be  transferred  upon  the  transfer of  the  corresponding  UNITS,  by  written authorization from the holder thereof;

b)  shall  have  the  related  income,  as  well  as  any  amount  received in  the  case  of redemption or amortization delivered only to the holder of the UNITS;

c) shall not have their income and their respective redemption or amortization values pledged, encumbered or given as collateral under any other guise by holders of UNITS, nor  shall  be  object of a  pledge,  attachment,  confiscation,  search or  seizure or  any other encumbrance that may preclude their delivery to the holders of the UNITS.

Article  10:  UNITS  shall  be in  book- entry  form  and  shall  be  kept  by  UNIBANCO in  an account maintained in the name of their holder; and:

a) the transfer of UNITS shall be performed by a record in UNIBANCO's registry, to the debit of  the  transferor’s  UNITS  account  and to  the  credit of  the  transferee’s  UNITS account, upon receipt of a written order from the transferor, or upon a court authorization or order, in an appropriate document that shall remain with UNIBANCO;

b)  the  pledging,  usufruct,  trust, chattel mortgage and any other provisions, burdens, liens or charges that may encumber UNITS shall be recorded in UNIBANCO’s books and shall be stated in the UNITS’ account statements;

c)  whenever so  requested,  UNIBANCO  shall  supply  the  holders of  the  UNITS  with a statement of their UNITS' account at the end of each month in which such account has any activity and, even if no activity occurs, a statement shall be provided at least once a year;

d) the statement shall include the place and the date of issuance, UNIBANCO’s name, an indication that it is a statement of a UNITS' (Registered Share Deposit Certificate) account, the specification of the shares deposited, a statement that the shares deposited, their income and the amount received in the case of redemption or amortization  shall  only  be  delivered to  the  holder of  the UNITS'  account or  upon  an order in  writing  from  said  holder,  the  name  and  identification of  the  holder of  the UNITS' account, the price charged by UNIBANCO for the deposit, if applicable, and the places where the holders of the UNITS can obtain assistance;

e)  upon a  written  order  by  the  holder of  the  UNIT´s  account to  the  Stock  Exchange broker by which the UNITS are negotiated, UNIBANCO shall block the UNITS specified in the order, being thus authorized to transfer them to the purchaser as soon as the Stock Exchange informs it that the UNITS have been sold;

f)  notwithstanding  the  provisions of  items  “g”  and  “h”  below,  the  holders of  UNITS shall  be  entitled, at  any  time,  to  request  their  cancellation  to  UNIBANCO  and  the delivery of the registered shares that they represent, by means of the transfer of said shares to the share deposit accounts maintained by UNIBANCO in the holder’s name;

g) the Board of Directors of UNIBANCO may, at any time, suspend the cancellation of the UNITS for a specified period of time, subject to the following circumstances:

I – an announcement by HOLDINGS or by UNIBANCO stating that they intend to grant UNIBANCO'  shareholders  the  option of  converting  their  shares  into  UNITS, in  which case the suspension period shall not exceed 90 (ninety) days;

II - the beginning of a public offering for the primary or secondary distribution of the UNITS, either in the international or in the domestic market, in which case the suspension period shall not exceed 30 (thirty) days.

h)  UNITS  with  burdens,  liens, or  encumbrances  upon  them, as  per  item  “b” of  this article, may not be the object of a cancellation request;

i) once the UNITS are cancelled, the holder of the shares they represent may dispose of those shares and the restrictions mentioned in items “a” and “c” of Article 9 shall not apply.

Article 11: In the exercise of the rights conferred by the shares represented by UNITS, the following rules shall be complied with:

a) the dividends and the redemption or amortization proceeds from shares issued by UNIBANCO shall be paid by UNIBANCO to the holder of the UNITS;

b) the dividends and the redemption or amortization proceeds from shares issued by HOLDINGS   delivered  to  UNIBANCO  as  depositary  of  the  shares,  shall  be  paid  by UNIBANCO to the holder of the UNITS;

c) only the holder of the UNITS shall exercise the right to participate in the Shareholders’  Meetings of  UNIBANCO  and  HOLDINGS  and  therein  exercise all  rights  attributed to the shareholders of such companies by the property of the shares represented by the UNITS;

d) If the shares of UNIBANCO or HOLDINGS are split, cancelled or combined or if new shares of  UNIBANCO or  HOLDINGS  are  issued  while  the  UNITS  are in  existence,  the following rules shall apply:

I - In the event that there is a change in the number of shares represented by UNITS, as a result of share splits or through the capitalization of profits or reserves carried out by UNIBANCO and by HOLDINGS, UNIBANCO shall register the deposit of the new shares issued  and  shall  issue  new  UNITS  registering  them in  the  account of  the  respective holders, in such a way as to reflect the new number of shares held by the holders of the UNITS, always maintaining the proportion of one (01) UNIBANCO preferred share to one (01) HOLDINGS class “B” preferred share, represented by UNITS. In the event that there is a share split carried out exclusively by either UNIBANCO or HOLDINGS, or if the share split is carried out by both companies using different ratios, then UNIBANCO shall register, in the name of the holder of the split shares, the deposit of as  many  shares as  can  form  UNITS,  with  due  regard to  the  ratio  mentioned in  First Paragraph of Article 7, and shall deliver the remaining shares issued to the holder of the UNITS represented by the split shares.

II - In  the  event  that  there is  an  alteration in  the  number of  shares  represented  by UNITS, as a result of share combination or cancellation, carried out by UNIBANCO and by UNIBANCO HOLDINGS, then UNIBANCO shall debit the UNITS deposit accounts of the  holders of  the  cancelled  shares,  automatically  canceling  the  UNITS, in a  number sufficient to reflect the new number of shares held by the holders of the UNITS, always keeping  the  proportion of 1  (one)  UNIBANCO  preferred  share to 1  (one)  HOLDINGS preferred share represented by a UNIT. In the event of a combination or cancellation of shares carried out exclusively by either UNIBANCO or HOLDINGS, or if the combination or  cancellation is  carried  out  by  both  companies  using  different  ratios, then  UNIBANCO  shall  cancel  the  UNITS  representing  the  cancelled  shares,  delivering the UNIBANCO or the HOLDINGS shares that have not been cancelled to the respective holders, as the case may be.

III – in  the  capital  increases  resulting  from  share  subscription, in  which  preemptive rights have been granted, the following procedures shall apply:

1st) if UNIBANCO and HOLDINGS simultaneously carry out a capital increase by issuing shares  that  may  be  converted  into  new  UNITS,  holders of  UNITS  may  exercise  the preemptive rights to which the shares represented by the UNITS are entitled, in which case:

I – if the shareholder subscribes the shares of both companies, then new UNITS shall be  issued  to  him,  corresponding  to  the  shares  subscribed, in  accordance  with  the proportion mentioned in First Paragraph of Article 7, unless such shareholder provides instructions to the contrary, as provided for in item II below;

II – if  the  shareholder  chooses to  subscribe  shares of  both  companies  without  the formation of  UNITS,  or  only  shares  from  one of  the  companies,  he  may  do  so  by informing such intention to the issuers in the share subscription form;

2nd)  if  only  one of  the  companies  increases its  capital,  UNIT  holders  may  exercise the preemptive right conferred by one of the shares represented by the UNITS directly, and in such case no new UNITS will be issued .

CHAPTER III

General Shareholders Meeting

Article 12: The general shareholders´ meeting shall be held ordinarily within the four (4) months immediately following the end of the fiscal year, for the purposes established in law, and extraordinarily, whenever corporate interests so require.

First Paragraph – A shareholder may be represented at a Shareholders Meetings by an attorney- in- fact which  fulfills  the  conditions  prescribed  by  law.  The  filing  of  the respective power of attorney with UNIBANCO may be required.

Second  Paragraph:  The  status of  shareholder  must  be  proven, if  so  requested,  by presentation of a proper identity document.

Article 13:   The Shareholders Meetings, called at least fifteen (15) days in advance, according to the law, shall be installed and chaired by the Chairman of the Board of Directors, who may appoint in his stead any member of the Board of Director or of the Board of Officers, which shall choose, among the shareholders present, one or more secretaries.

First  Paragraph:  Each  common  share is  entitled  to  one  vote in  the  Shareholders Meetings.

Second Paragraph: In order to be binding upon UNIBANCO, shareholders agreements regarding the purchase and sale of shares, the preference on the acquisition of shares, and  the  exercise of  voting  rights  or  the  control of  UNIBANCO  must  be  previously  approved by the Central Bank of Brazil and filed at UNIBANCO's head office, in accordance with the applicable rules established by the Board of Directors. UNIBANCO may request the shareholders clarifications in order to properly fulfill its obligations.

CHAPTER IV

Management

Article 14: UNIBANCO shall be managed by the following bodies:

a) the Board of Directors;

b) the Board of Officers.

SECTION I

The Board of Directors

Article 15: The Board of Directors shall have a minimum of four (4) and a maximum of nine (9) Directors, all of them shareholders of UNIBANCO, elected by the Shareholders Meeting for a one (1) year term.

First  Paragraph: The  Board  of  Directors  shall  have  one  Chairman  and  one  Vice-Chairman,  chosen  by  the  Board of  Directors,  as  described in  Second  Paragraph of Article 18.

Second Paragraph: The age limit for a member of the Board of Directors shall be sixty-five (65) years of age. Such limit may, however, be extended by the Board of Directors.

Article 16: It is incumbent upon the Board of Directors to:

a) determine the general directions for the conduct of business and to establish the basic policies and guidelines for UNIBANCO;

b) call Shareholders Meetings;

c) submit to the Shareholders Meetings proposals for:

I - capital increase or reduction;

II - mergers, amalgamations or spin- offs;

III - amendments to the By- laws;

d) decide upon the following matters:

I - partnerships or joint ventures involving UNIBANCO, including participation in shareholders agreements;

II - acquisition, disposal, increase or reduction of its participation in (i) controlled or (ii) affiliated companies;

III - acquisition of controlling interests in other companies, in accordance with applicable legal provisions;

IV - results and investment budgets and the respective action plans submitted pursuant to sub- item II of the First Paragraph of Article 23;

e) upon proposal by the Board of Executive Officers:

I - examine  and  deliberate  on  the  semiannual  balance  sheets  and  decide  upon  the distribution and investment of profits, in accordance with Article 48;

II - decide upon the annual report to shareholders, the Board of Officers’ accounts and the  Financial  Statements of  each  fiscal  year  to  be  submitted  to  the  Shareholders' Meeting;

f) establish the compensation of each of the members of the Board of Directors, the Board of Officers and of the Audit Committee, within the global amount approved by the Shareholders’ Meeting;

g)  establish  the  bonus of  each of  the  members of  the  Board of  Directors  and of  the Board of Officers, subject to the provisions of item “c” of the First Paragraph of Article 48;

h) appoint a replacement for the President, for the members of the Board of Officers, the Board of Directors and the Audit Committee, in the cases established on this Bylaws;

i)  authorize,  whenever it  deems  necessary,  on  the  cases  not  established  on  this  Bylaws, the representation of UNIBANCO by a sole member of the Board of Officers or by an attorney- in- fact, provided that such resolution specifies the powers granted;

j) elect and remove the members of the Board of Officers;

k)  determine  the  duties  and  responsibilities of  the  Officers in  accordance  with  their respective areas of work, including to appoint an Officer responsible for the Ombudsman’s Office;

l) elect and remove the Ombudsman;

m)  supervise  the  management  by  the  Board of  Executive  Officers,  examine, at  any time, UNIBANCO’s books and documents, request information on agreements executed or about to be executed, as well as any other acts;

n) analyze the qualitive and quatitive semiannual report on the activities of the Ombudsman’s Office of the Conglomerate, as well as to implement the corrective or proceedings and routine improvement measures proposed by the Ombudsman’s Office;

o)  supervise  and  provide  guidance  to  the  performance  of  the  Board  of  Executive Officers;

p) appoint and remove the independent auditors, taking in consideration the recommendation of the Audit Committee, under the terms of item (b), Article 38;

q)  decide  upon  the  purchase of  shares  issued  by  UNIBANCO,  subject  to  the  Third Paragraph of Article 4;

r)  decide  upon  the  creation of  committees to  deal  with  specific  matters  within  the  authority of (i) the Board of Directors and/or of (ii) the Board of Officers;

s) decide upon the acts provided for in the First and Second Paragraphs of Article 4;

t) bring under its authority specific matters of interest to UNIBANCO and decide upon the cases not provided for herein;

u) establish  the  term and  other conditions for the conversion of UNIBANCO's shares into UNITS, as per Article 8 of these By- laws;

v) establish  rules  for  the  filing of  shareholders  agreements, in  accordance  with  the Second Paragraph of Article 13 of these By- laws; and

w) deliberate upon the promotion of the defense, in judicial and administrative actions proposed by third parties against the management of UNIBANCO, the members of the Audit  Committee,  the  members of  the  Audit  Board, if  on  duty,  and  employees  that legally act by delegation of the management, during or after the term of their respective  mandates,  arising  from  the  legal  acts  of  management  practiced in  the exercise of their attributions, being entitled to contract insurance to cover the procedural expenses, attorney's fees and damages awarded due to such claims.

First Paragraph: Except for the activities mentioned on the Second Paragraph below, the above mentioned incumbencies are exclusively of the Board of Directors.

Second  Paragraph:  The  Board of Directors might delegate the incumbencies of itens “d”, II, (ii), “k”, “l”, and “r”, (ii) above whenever, according to the Board of Directors criteria, (a) the decision to be taken is not considered strategical for the Company, (b) regards operational matters, or (c) is strictly related to the activities of other bodies, committees or board of officers of UNIBANCO.

Third Paragraph: The Board of Directors may assign special functions, on a permanent or transitory basis, to any of its members or to the members of the Board of Officers, under  the  denomination it  deems  appropriate,  provided  that  such  functions  do  not conflict with the exclusive duties established on this By- laws.

Article 17: It is incumbent upon the Chairman of the Board of Directors to:

a) chair the meetings of the Board of Directors, with authority to appoint any of the members of said Board to do so in his stead;

b)  appoint,  under  the  circumstances  provided  for in  sub- item II of  Article  19,  the replacements for the Vice- Chairman of the Board of Directors;

c) chair the Shareholders Meetings, with authority to appoint any of the members of the Board of Directors or of the Board of Executive Officers to do so in his stead.

Sole Paragraph: It is incumbent upon the Vice- Chairman of the Board of Directors to replace the Chairman in his absences, vacations, leaves, occasional impediments or in the event of a vacancy.

Article  18:  The  Board  of  Directors  shall  meet  ordinarily  on a  quarterly  basis  and, extraordinarily, whenever corporate interests so require.

First Paragraph: The meetings of the Board of Directors may be called by the Chairman or by the Vice- Chairman, individually, or by any two members of the Board of Directors jointly.

Second Paragraph: The decisions of the Board of Directors shall be taken by a majority of votes in the presence of at least half of its elected members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third  Paragraph:  The  minutes of  the  meetings  shall  be  recorded in  the  appropriate Book of Minutes of Meetings of the Board of Directors.

Article  19:  Except in  the  cases to  which  the  law  establishes  special  procedures,  the replacement of the members of the Board of Directors shall be as follows:

I – the Chairman of the Board of Directors shall be replaced by the Vice- Chairman;

II –  the  Vice- Chairman  shall  be  replaced  by  any  other  Director  appointed  by  the Chairman of the Board of Directors;

III– all other Directors by a replacement appointed by the Board of Directors;

IV - if a majority or all positions on the Board of Directors are vacant, a Shareholders Meeting shall be called to hold a new election.

Sole  Paragraph -  The  replacement  appointed in  accordance  with  sub- item III of  this article shall remain in office until the next Shareholders Meeting, which shall elect a new member to fill the vacant position for the remainder of the term of office of the replaced member.

SECTION II

The Board of Officers

Article 20: The Board of Officers shall comprise a maximum of 150 (one hundred and fifty) members, resident in the Country, shareholders or not, elected by the Board of Directors, with a term of office of 1 (one) year, eligible for reelection, being:

a) 1 (one) President;

b) up to 10 (ten) Vice Presidents;

c) up to 139 (one hundred thirty nine) Executive Officers, Officers and Deputy Officers;

First Paragraph: -The President, the Vice Presidents and the Executive Officers shall compose the Board of Executive Officers

Second Paragraph: -  The age limit for holding a position in the Board of Officers shall be sixty (60) years of age. The Board of Directors may extend such limit, according to the nature of the relevant area of work.

Article 21: It is incumbent upon the Board of Executive Officers the management and administration of the company's business. The Board of Executive Officers may carry out all transactions and perform all acts related to UNIBANCO’s objectives, and their responsibilities are:

a) to order the preparation of semiannual balance sheets and propose their approval to the Board of Directors, together with the proposal for the distribution and application of profits, subject to Article 48;

b) to submit to the Board of Directors for approval the Annual Report to the Shareholders and the Financial Statements of each fiscal year, for further presentation to the Shareholders Meeting;

c) to  authorize  the  opening,  change of  address  and  closing of  branches or  facilities, including those abroad;

d) to  comply  with  and  ensure  compliance  with  the  resolutions of  the  Shareholders Meeting, of the Board of Directors and with the By- laws;

e) the overseeing, supervision and guidance of the Officers and of the Deputy Officers, as the case may be;

f) to care for the improvement of the members of management, following up on their professional performance and development;

g) investment of resources resulting from tax incentives.

Article 22: It is incumbent upon the President:

I - to guide the management of the social business, supervising the works of the other members of the Board of Executive Officers, in order to assure the full implementation and execution of the policies and guidelines set by the Board of Directors;

II - coordinating  the  activities of  the  Vice  Presidents,  and  follow- up  their  respective performance;

III - reaching decisions within his authority;

IV - reaching decisions with urgent character, within the competence of the Board of Executive Directors, "ad referendum" of such Board.

Article 23: It is incumbent upon the Vice- Presidents:

I – the management and supervision of the areas assigned as set forth in item "j" or in the paragraph third of the Article 16;

II –  the  supervision  and  coordination of  the  performance of  the  Executive  Officers, Officers and Deputy Officers which are under their direct supervision and the following- up of their respective performance;

III - reaching decisions within his authority;

First Paragraph:  In accordance with the policies, directives and parameters established by the Board of Directors, it is jointly incumbent upon the President and the Vice- Presidents, jointly:

I -to approve and change UNIBANCO's administrative structure and internal rules;

II -to submit to the approval of the Board of Directors the results and investment budgets and the respective business plans as well as to implement the decisions taken;

III -to establish operational and administrative limits of authority;

IV - to  care  for  the  improvement of the members of management, following up  on their professional performance and development.

Second Paragraph The jointly decisions of the President and the Vice- Presidents shall be taken by a majority of votes in the presence of at least half of its elected members. The President shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Article 24: It is incumbent upon the Executive Officers:

I – the management and supervision of the areas which shall be assigned to them by the provisions of sub- item II of Article 23 of this By- laws; and

II –  the  supervision  and  coordination of the performance of the Officers and Deputy Officers which are under their direct supervision.

Article  25: It is  incumbent  upon  Officers  and  Deputy  Officers  the  management  and supervision of  the  areas  which  shall  be  assigned to  them  by  the  Executive  Board of Officers.

Article 26: The replacement of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary replacement:

I - the replacement of the President shall be appointed by the Board of Directors, as set forth in item “h” of Article 16;

II - the duties of the Vice Presidents shall be performed by a replacement appointed, from among the elected Executive Officers, by the President;

III -  the duties of the Executive Officers shall be performed by a replacement appointed,  from  among  the  elected  Officers,  by  the  President  jointly  with  the  Vice President responsible of the supervision of the Executive Officer replaced, depending on the case.

IV -  the  duties  of  the  Officers  and  the  Deputy  Officers  shall  be  performed  by a replacement appointed, from among the elected Officers, by Executive Officer responsible of the supervision of the Officer or of the Deputy Officer replaced, as from the case.

b) in  cases  of  replacement  due  to a  vacancy  concerning  any  of  the  Officers,  the replacement shall be appointed by the Board of Directors, as specified in item “h” of Article 16.

Article  27:  The  meetings of  the  Board of  Officers  shall  be  called  and  chaired  by  the President or by any of the Vice- Presidents. In case of any impossibility, any of two of them  may,  jointly,  appoint  to  chair it in  their  stead  any  member of  the  Board of Executive Officers.

First Paragraph: The members of the Board of Directors may attend the meetings of the Board of Officers.

Second Paragraph: The decisions of the Board of Executive Officers shall be taken by the  majority of  votes of  the  members of  the  Board of  Executive  Officers,  with  the presence of at least half of its members, except with respect to the issues specified in item “c” of Article 21, which may be decided upon with the presence of at least three (3)  members.  The  Chairman of  the  meeting  shall  be  entitled, in  addition to  its  own vote, to the casting vote in case of a tie.

Article 28: UNIBANCO shall be represented by the members of the Board of Officers as stated in this Article, except as established in item “i” of Article 16.

First Paragraph: The following shall require the joint signatures of two members of the Board of Officers, one of them being necessarily an Executive Officer:

a) acts resulting in the encumbrance or disposal of real property or other assets, the placement of collateral or guarantees, the settlement or waiver of rights, the undertaking of obligations, the execution of agreements, as well as those acts which result in liability for UNIBANCO or release third parties from liabilities towards him;

b) the appointment of attorneys- in- fact, except as provided in item “i” of Article 16.

Second Paragraph: UNIBANCO may be represented severally by any of the members of the Board of Officers, or by an attorney- in- fact with specific powers, in acts related to:

a) receipt of summonses or rendering of personal depositions in court;

b) receipt of subpoenas and delivery of statements out of court;

c) UNIBANCO's participation in auction processes;

d) UNIBANCO'S representation in Shareholders Meetings of Companies in which UNIBANCO holds share participation; and

e)  UNIBANCO's  representation  before  public  bodies,  provided  that  no  assumption of responsibilities or obligations by the Company is implied.

Third Paragraph: The acts mentioned in item “a” of the First Paragraph of this article may  also  be  performed by (i)  any  member of  the  Board of  Executive  Officers  jointly  with  an  attorney- in- fact,  (ii)  jointly  by  two  attorneys- in- fact,  or  even  (iii)  by a  sole attorney- in- fact or an Officer, provided that it is previously, specifically and expressly authorized by the Board of Directors. In every case, the power of attorney must specify in the respective instrument the limits and extension of the powers granted as well as the term for the appointment.

Fourth Paragraph: UNIBANCO may appoint attorneys- in- fact to represent it severally as follows:

a) by executing powers of attorney with an "ad judicia" clause, without term, including the powers to perform acts of resignation, waiver, settlement, receipt and acquittal;

b) in acts specifically determined in the applicable power of attorney, except for those mentioned in item “a” of the First Paragraph and sub- item “(iii)” of the Third Paragraph of this article; and

c) cases in which the attorney- in- fact is a legal entity.

SECTION III

Provisions Applying to the Board of Directors, to the Board of Officers and to the Audit Committee

Article 29:  The  Shareholders  Meeting  and  the  Board of  Directors  may,  respectively, abstain from electing Directors, members of the Audit Committee and of the Board of Officers, whenever the lower limits set forth in this By- laws in law have been fulfilled.

Article 30: The holding a position on the Board of Directors, on the Board of Officers and on the Audit Committee shall not require the placement of bond.

Article 31:-As  soon as  their  election is  approved  by  the  Central  Bank of  Brazil,  the members of  the  Board of  Directors,  the  Board of  Officers  and  the  Audit  Committee shall be invested in their positions by having their respective terms of office recorded in  the  Book of  Minutes of  the  Meetings of  the  Board of  Directors, of  the  Board of Officers and of the Audit Committee, respectively, which terms of office shall also be recorded in the cases of replacement specified in Articles 19, 26 and 37.

Sole Paragraph:-If the term of office is not executed within thirty (30) days of the date of approval by the Central Bank of Brazil, the appointment shall become void, except if a  justification is  accepted  by  the  administrative  body  for  which  the  individual  was elected.

Article 32: The members of the Board of Directors, of the Board of Officers and of the Audit Committee shall remain in their positions, after the expiration of their term, until their successors are vested in office.

Article 33: The Shareholders Meeting shall establish the compensation for the Board of Directors, for the Board of Officers and for the Audit Committee, in accordance with item “f” of Article 16.

CHAPTER V

Audit Committee

Article 34:-The Audit Committee shall have a minimum of 3 (three) and a maximum of 5 (five) effective members, elected by the Shareholders Meeting for a maximum of a 5 (five) year term.

First Paragraph:-The Audit Committee shall have one Chairman chosen by the Board of Directors.

Second Paragraph:-  At least one member of the Audit Committee must have proved accounting or  related  financial management expertise, that qualifies him as an audit committee financial expert.

Third Paragraph:-The members of the Audit Committee may be Directors.

Fourth  Paragraph:-This  Audit  Committee  shall  be a  single  committee  for  the  entire Conglomerate Unibanco, as set forth in law.

Article  35:  For  holding  the  position of  member of  the  Audit  Committee,  the  basic requirements  for  holding  such  position  shall  be  observed, as  well as  the  legal  bars applicable.

Sole Paragraph:-The duty of the member of the Audit Committee may not be delegated.

Article 36: The Shareholders Meeting shall establish the global compensation for the Audit Committee, and the compensation for each of its members shall be established in accordance with the provisions of item “f” of Article 16.

First  Paragraph:-The  member of the Audit Committee is not allowed to receive  any other kind of compensation from the Conglomerate's companies or from its affiliated companies,  except  for  those  to which  he is  entitled  to  as  member  of  the  Audit Committee.

Second Paragraph: In case the member of the Audit Committee is also a Director of any of the companies of the Conglomerate Unibanco or of its affiliated companies, he shall choose for which of those positions compensation he wishes to receive.

Article 37: Exception made to the cases to which the law establishes special procedures, the replacement of the members of the Audit Committee shall be made as follows:

a) in  case of  temporary  replacement,  the  Chairman of  the  Audit  Committee  shall  be replaced by the member appointed by him;

b) in case of replacement due to a vacancy, the Chairman and the members shall be replaced by the member appointed by the Board of Directors.

Sole  Paragraph:-The  replacement  appointed  shall  remain in  office  until  the  next Shareholders Meeting, which shall elect a new member to fill the vacant position for the remainder of the term of office of the replaced member.

Article 38: It is incumbent upon the Committee of Audit:

a) To establish and, whenever deemed necessary, to change its administrative structure  and  internal  rules,  and  submit it to  the  approval of  UNIBANCO's  Board of Directors;

b)  To  appoint,  "ad  referendum" of  the  Board of  Directors of  each  company of  the Conglomerate Unibanco, when applicable, the Company to be hired to render independent  auditing  services, as  well  as, if it  deems  necessary,  the  replacement of such render;

c) To review, previously to its publication, the semiannual financial statements, including the explanatory notes, the management reports and the independent auditor’s technical report of each one of the companies of The Conglomerate Unibanco;

d) To analyze the effectiveness of the internal and the independent audit;

e)  To  analyze  the  compliance,  by  the  management of  each of  the  companies of  the Conglomerate Unibanco, when applicable, of the recommendations made by the internal or by the independent auditor;

f) To establish and to disclose procedures to the reception and treatment of information regarding the non compliance with laws and regulations applicable to the Conglomerate Unibanco, in addition to the internal rules and codes, including the ones which  sets  forth  specific  procedures  for  the  protection of  the  provider  and of  the confidentiality of  the  information, as  well as  the  procedures  for  the  reception  and treatment of information regarding to the accounting reports;

g) To meet ordinarily on a quarterly basis with the Board of Officers, with the independent audit and with the internal audit of each company of The Conglomerate Unibanco, in  order  to  verify  the  compliance  with  its  recommendations  or  queries, including  those  regarding  the  planning of  the  respective  audit  works.  Such  meetings shall be recorded in minutes.

h)  To  meet  with  the  Audit  Board, if in  duty,  and  with  the  Board of  Directors of  the companies of  The  Conglomerate  Unibanco,  by  their  request, to  discuss  the  policies, practices and procedures identified upon matters within their incumbency;

i)  To  recommend, to  the  Board of  Officers of  the  companies of  The  Conglomerate Unibanco,  when  applicable,  corrections  or  improvements of  policies,  practices  and procedures identified upon matters within their incumbency;

j) Other attributions necessary for the compliance with law and regulation, in addition to those that the Audit Committee itself understands to be relevant to ensure:

(i) the independence of the external auditors;

(ii) the adequacy and effectiveness of the internal controls; or

(iii) the accuracy of the financial statements.

Article 39: It is incumbent upon the Chairman of the Audit Committee:

I - chair  the  meetings of  the  Audit  Committee,  with  authority to  appoint  any of  the members of said Committee to do so in his stead;

II - appoint any of the members of the Audit Committee to replace him in his absences, vacations, leaves or occasional impediments;

III - determine the agenda of the Committee's meetings.

Article 40:  The Audit Committee shall meet ordinarily on a quarterly basis and, extraordinarily, whenever corporate interests so require.

First Paragraph: The meetings of the Audit Committee may be called by any member of the Audit Committee.

Second Paragraph: The decisions of the Audit Committee shall be taken by a majority of votes in the presence of at least half of its members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph:  The minutes of the meetings shall be recorded in the appropriate Book of Minutes of Meetings of the Audit Committee.

Article 41:  The  members  may  be  dismissed at  any  time  by  decision  taken  by  the Shareholders Meetings.

CHAPTER VI

The Audit Board

Article 42:  UNIBANCO  shall  have  an  Audit  Board  that  shall  be  comprised of at  least three (3) and at most five (5) permanent members and an equal number of alternates, with duties as set forth in law.

First Paragraph:  The Audit Board shall only operate in those fiscal years in which the shareholders, in accordance with the provisions of law, request its institution.

Second Paragraph: The Shareholders Meeting at which the institution of the Audit Board is requested shall elect its members and determine their compensation.

Third Paragraph:  The term of office of the members of the Audit Board shall end at the Annual Shareholders Meeting following its institution.

CHAPTER VII

The Ombudsman’s Office

Article 43: UNIBANCO will have an organizational component of ombudsman (“Ombudsman’s  Office”),  with  the  function of  assuring  the  strict  compliance of  the legal and regulatory provisions regarding the consumer’s rights, and of acting as a way of communication among the clients of the products and services offered by UNIBANCO  and  the  companies  that  render  such  services,  including  the  mediation of possible conflicts.

Sole Paragraph: The Ombudsman’s Office shall be a single office for the entire Conglomerate  Unibanco,  except  for  those  companies  that, in  virtue of  its  nature or activity, constitute its own ombudsman’s office.

Article  44:  The  Board of  Directors, or  other  body  appointed  by it,  will  appoint  the Conglomerate Unibanco’s Ombudsman, with powers to also remove him.

Firt Paragraph: The Ombudsman will have a mandate of 1 (um) year, being possible to be  reelected  several  times,  and  shall  hold its  position,  after  the  end of its  mandate, until the appointment of his substitute.

Second Paragraph: The Ombudsman shall not develop any other activities in Conglomerate Unibanco, except for the position of Officer responsible for the Ombudsman’s Office.

Article 45: The Ombudsman’s Office shall:

a) receive,  register,  instruct,  analyze and  provide  formal  and  proper  treatment to complains of clients and users of products and services rendered by the companies of Conglomerate Unibanco, that are not solved by the usual services provided branches and any other service places;

b) render the necessary clarifications and inform the complainers about the progress of their demands and the connected measures adopted;

c) inform  the  complainers  the  estimated  deadline to  the  final  response,  which shall not be longer than the deadline of the current applicable regulation;

d) to  provide  the  complainers  with a  final  response to  their  complains, in  the deadline previously informed;

e) to propose corrective measures to the management or improvement of procedures and routines and deal with the analisys of clains received;

f) to  prepare  and  forward to  the  internal  audit,  the  Audit  Committee  and  the Board of Directors, at the end of each semester, a quantitative and qualitative report on  the  activities of  the  Ombudsman’s  Office,  including  the  proposals  mentioned  on item“e” above.

Artigo 46: For the achievement of the functions of the Ombudsman’s Office, UNIBANCO assures that:

a) there shall be adequate conditions to the Ombudsman’s Office in order to allow it to  develop  its  activities, so  that  its  performance  shall  be  guided  on  transparency, independency, imparciality and exemption; and

b) the Ombudsman’s Office of the Conglomerate will have access to the necessary information to prepare the adequate responses to the complains received, with a wide administrative  support,  being  able  to  request  informations  and  documents  for  the performance of its activities.

CHAPTER VIII

Fiscal Year, Financial Statements, Reserves and Dividends

Article  47:  The  fiscal  year  shall  begin  on  the 1st  day of  January  and  shall  end  on December 31st of each year.

Article 48: On the last day of each calendar semester the following financial statements shall be prepared, in accordance with the applicable legal provisions:

a) balance sheet;

 b) statement of accumulated losses and profits;

c) income statement for the fiscal year;

d) statement of origin and investment of funds.

First Paragraph: The following shall be deducted from the results of the fiscal year:

a) accumulated losses, if any, in the form set forth at law;

b) the provision for income taxes and the Social Contribution on Net Profit;

c) up to 10% (ten percent) of the result remaining after the deductions referred to in items “a” and “b” of this paragraph, as profit sharing for the Board of Directors and the Board of  Officers, in  compliance  with  legal  limitations,  and in  accordance  with  the Second Paragraph of this article.

Second Paragraph: - The compensation provided in item “c” of the First Paragraph of this article shall be determined and paid to the administrators by decision of the Board of  Directors,  subject to  ratification  by  the  Shareholders  Meeting  and in  accordance with the relevant legal provisions.

Third  Paragraph:   UNIBANCO’s  results,  after  the  deductions  referred to in  the  First Paragraph of this article, comprise the net profit of the fiscal year that, by decision of the Board of Directors, having heard the Audit Board, if in operation, shall be allocated as follows, subject to ratification by the Shareholders Meeting:

a) 5%  (five  percent)  for  the  creation of a  Legal  Reserve,  which  shall  not  exceed  20% (twenty percent) of the corporate capital;

b) establishment of Reserves for Contingencies, as permitted by law;

c) 35%  (thirty- five  percent)  of  the  remaining  net  profit,  after  constitution  of the reserves set forth in the above items “a” and “b” as mandatory dividend;

d) establishment of  the  Reserves for Unrealized Profits in those fiscal years in which the  amount of  the  mandatory  dividends  exceeds  the  effected  portion of  the  fiscal year’s  net  profit,  pursuant to  the  provisions of  Articles  197  and  202,  III, of  Law  no. 6,404, of Dec. 15, 1976, as modified by Law no. 10,303, of Oct. 31, 2001;

e) the  balance  shall  be  allocated  for a  reserve  designed to  ensure  that  UNIBANCO maintains  adequate  operating  margin,  up  to  one  hundred  percent  (100%)  of  the corporate capital;

f ) the eventual remaining balance shall be disposed of in accordance with the resolutions of the Shareholders Meeting, being observed the applicable legal provisions.

Fourth Paragraph: It shall be attributed to each preferred share an amount at least 10%  (ten  percent)  higher  than  the  amount  attributed to  each  common  share in  the distribution of dividends mentioned in item “c” of Third Paragraph of this Article.

Fifth Paragraph: The payment of dividends which are authorized by the Shareholders Meeting or by the Board of Directors shall occur within sixty (60) days of the date on which they were declared and, in any event, within the same fiscal year in which they are declared.

Sixth  Paragraph:  The  company  may  declare,  by  decision of  the  Board of  Directors, after the Audit Board, if in operation, is heard, during the fiscal year and before the subsequent Annual Shareholders Meeting, interim dividends, which may constitute a partial or full advance of the mandatory dividends, to be taken from:

a) profits ascertained in a semiannual balance sheet, and

b) retained profits or Profit Reserves verified in the former annual or semiannual balance sheet.

Seventh  Paragraph:-   The  company  may  further  declare,  by  decision of  the  Board of Directors, pursuant to item "e" of Article 16 of the By- laws, to prepare extraordinary balance sheets and distribute dividends in shorter terms, as part of the annual dividend, provided that the total amount of dividends distributed at each semester of the financial year does not exceed the amount of the Capital Reserves.

Eighth  Paragraph: For  the  purpose  of  calculating  the  amount  of  the  mandatory dividends  to  be  distributed,  any  interest  distributed  to  the  shareholders  shall  be considered,  up to  the  limit of  the  LONG  TERM  INTEREST  RATE  (TAXA  DE  JUROS  DE LONGO  PRAZO - TJLP), as  provided in  the  Seventh  Paragraph of  Article 9 of  Law  no. 9,249 of December 26, 1995, including those paid to the account of profits or reserves mentioned in the Sixth Paragraph of this article.

CHAPTER IX

Liquidation

Article 49: UNIBANCO shall enter into liquidation in the cases determined by law or by decision of the Shareholders Meeting, which shall establish the form of liquidation and shall appoint the liquidators and the Audit Board, if the institution thereof is requested, to operate during the liquidation period.

CHAPTER X

General Provisions

Article 50: Any shareholder who does not pay the amounts due for subscribed shares, in accordance with the conditions set out in the subscription form or, if any of them remains negligent, when called upon to do so by the Board of Executive Officers, shall be considered in arrears and shall be subject to the payment of interest at the rate of 1% (one percent) per month in addition to monetary restatement calculated in accordance with the prevailing official rates, notwithstanding the utilization by UNIBANCO of all remedies available at law for the satisfaction of its credit.

Article 51: The reimbursement amount for the shares in the cases in which it is assured by law shall be equal to the net worth of the shares, ascertained on the basis of the balance sheet prepared in the manner prescribed in law.

CHAPTER XI

Transitory Provisions

Article  52:  The  company  shall  keep in its  accounting  records, as a  Special  Dividends Reserve, the amount of R$63.897.529,90  (sixty- three million, eight hundred and ninety- seven thousand, five hundred and twenty- nine reais and ninety centavos), which,  on  Dec.  31,  1996,  corresponded to  77,105,743.8181   UFIRs  (Fiscal  Reference Unit), to be transferred from the Legal Reserve referred to in sub- item II of item “e” of the Third Paragraph of Article 48, said amount being constituted of the profits ascertained in  the  fiscal  years of  1989 to  1993  and  based  upon  the  tax  regimen  set forth in Article 35 of Law No.7,713 of Dec. 22, 1988 and Article 75 of Law 8,383, of Dec. 30, 1991.

Sole  Paragraph: The Special Dividends Reserve mentioned in this article shall be reduced by an amount equal to the dividends distributed by UNIBANCO from this Reserve or as a result of its capitalization.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 16, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.